Exhibit 99.6

Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

Kennisgeving van deelname (enkel te gebruiken door houders van aandelen op naam en houders van warrants op naam)	Notification of participation (to be used by holders of registered shares and holders of registered warrants only)

De ondergetekende:	The undersigned:
(Naam en adres / Name and address)

heeft kennis genomen van de bijzondere en buitengewone algemene vergaderingen van Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”), has taken notice of the special and extraordinary shareholders’ meetings of Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”),

die zullen plaatsvinden op dinsdag 22 oktober 2019 om 14 uur op de zetel van de Vennootschap,	to be held on Tuesday 22 October 2019 at 2:00 p.m. (CEST) at the registered office of the Company,

en brengt de Vennootschap hierbij op de hoogte van zijn/haar voornemen om aan deze algemene vergaderingen deel te nemen,	and hereby notifies the Company of his/her/its intention to participate in these shareholders’ meetings,

met de volgende effecten:	with the following securities:

	aandelen op naam; en/of		registered shares, and/or
(Aantal)		(Number)
	warrants van de Vennootschap.		warrants of the Company.
(Aantal)		(Number)

Onderhavige kennisgeving dient schriftelijk of elektronisch te worden ondertekend. Indien gebruik wordt gemaakt van een elektronische handtekening, dient het een gekwalificeerde elektronische handtekening te zijn in de zin van Verordening (EU) Nr. 910/2014 van het Europees Parlement en de Raad van 23 juli 2014 betreffende elektronische identificatie en vertrouwensdiensten voor elektronische transacties in de interne markt en tot intrekking van Richtlijn 1999/93/EG, of een elektronische handtekening in overeenstemming met de voorwaarden uiteengezet in artikel 1322 van het Burgerlijk Wetboek.	The present notification must be signed in writing or electronically. In the event an electronic signature is used, it must be a qualified electronic signature in the sense of Regulation (EU) No 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC, or an electronic signature that complies with the conditions set out in Article 1322 of the Belgian Civil Code.

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

De ondertekende kennisgeving dient uiterlijk op woensdag 16 oktober 2019 toe te komen op de zetel van de Vennootschap. Deze dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed notification must be received at the latest on Wednesday 16 October 2019 at the registered office of the Company. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Galapagos NV | Kennisgeving van deelname Bijz. AV/BAV 22 oktober 2019 | Attendance notification SGM/EGM 22 October 2019	P. 1 | 2

Bijzondere en buitengewone algemene vergaderingen van 22 oktober 2019 Special and extraordinary shareholders’ meetings of 22 October 2019

Aandeelhouders die wensen deel te nemen of zich te laten vertegenwoordigen moeten tevens voldoen aan de toelatingsvoorwaarden zoals beschreven in de oproeping tot de bijzondere en buitengewone algemene vergaderingen.	Shareholders who wish to attend or to be represented by proxy must also comply with the admission conditions as described in the convening notice to the special and extraordinary shareholders’ meetings.

Galapagos NV | Kennisgeving van deelname Bijz. AV/BAV 22 oktober 2019 | Attendance notification SGM/EGM 22 October 2019	P. 2 | 2